EXHIBIT 99.1

Caledonia Mining Corporation Plc - Correction to announcement regarding publication of Annual Report on Form 20-F exhibiting Technical Report Summaries

ST HELIER, Jersey, April 28, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) (“Caledonia” or the “Company”) announces that further to its announcement this morning that it is today filing with the U.S. Securities and Exchange Commission on EDGAR the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Annual Report”), minor calculation errors in grade numbers in the last row (Grand total) in the first table in the announcement, being the comparison of the subpart 1300 of Regulation S-K measured, indicated and inferred mineral resource estimates as at December 31, 2022 with those of December 31, 2021 at the Blanket Gold Mine, have been identified.

The corrected table is as follows, with the changed grade numbers and variance underlined for ease of reference:

	December 31, 2022			December 31, 2021			% Variance
Mineral Resource Classification	Tonnes	Au	Ounces	Tonnes	Au	Ounces	Tonnes	Au	Ounces
	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
Measured Total	1,855	3.10	185	554	2.80	48	235%	11%	282%
Indicated Total	2,363	2.89	220	1,585	2.78	142	49%	4%	55%
M&I Total	4,218	2.98	405	2,139	2.77	190	97%	8%	113%
Inferred Total	5,748	2.92	539	5,419	3.17	552	6%	-8%	-2%
Grand total	9,967	2.94	944	7,558	3.06	743	32%	-4%	27%

Enquiries: Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Dzika Danha	Tel: +263 (242) 745 119/33/39